CONSENT of QUALIFIED PERSON

I, Robert Craig Stewart, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.
I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s
Annual Information Form for the year-ended December 31, 2023 (the “AIF”).
I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.
Dated this March 27, 2024.

Original signed by
Robert Craig Stewart Senior Geologist
AMC Mining Consultants (Canada) Ltd.